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Exhibit 99.1

Dear Stockholder:

    In June 2001, Great Lakes completed an Initial Public Offering of common stock of OSCA, Inc., our oil services business, and as a result, approximately 6,940,000 shares of OSCA Class A common stock are now owned by public shareholders. Great Lakes currently owns 7,900,000 shares of OSCA Class B common stock, which we plan to divest through a transaction called an "exchange offer." As a Great Lakes stockholder, we are offering you the opportunity to exchange shares of Great Lakes common stock you own for shares of OSCA Class B common stock.

    Great Lakes will exchange      shares of OSCA Class B common stock for each share of Great Lakes common stock that is tendered and accepted during the exchange offer. The exchange ratio, as of            , 2002, will provide you with shares of OSCA Class B common stock that have a market value greater than the market value of your shares of Great Lakes common stock (this value is commonly referred to as the "anticipated premium"). Based on the closing prices for OSCA and Great Lakes common stock on             , 2002, and assuming that OSCA Class B common stock trades at the same level as OSCA Class A common stock, the anticipated premium would be approximately   %. We cannot, however, predict what the amount of the actual premium, if any, will be.

    If more than      shares of Great Lakes common stock are tendered, the number of tendered shares per stockholder will be reduced on a pro rata basis, however a full exchange will be granted to stockholders of less than 100 shares who tender all of their shares. In the case of fewer than      shares of Great Lakes common stock being tendered, and as long as all conditions to the exchange offer are satisfied or waived, Great Lakes will exchange all shares validly tendered and will distribute its remaining shares of OSCA Class B common stock on a pro rata basis to those who remain Great Lakes stockholders following the completion of the exchange offer.

    The terms and conditions of the exchange offer are contained in the enclosed offering circular-prospectus. In addition, commonly asked questions about the exchange offer can be found in the section of the document called "Questions and Answers About the Exchange Offer." Please read all of the enclosed materials very carefully.

    Great Lakes has retained the services of Morrow & Co., Inc. to assist stockholders in connection with the exchange offer. If you have questions concerning the exchange offer and how to participate, or need additional documentation, please call Morrow at (800)607-0088 (toll free) in the United States or at (212)754-8000 (collect) elsewhere.

    Everyone at Great Lakes appreciates your continuing support of our company.

                      Sincerely,
                      Mark P. Bulriss
                      Chairman of the Board, President and
                      Chief Executive Officer

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  Exhibit 99.1